Contact

www.linkedin.com/in/chris-lennert
(LinkedIn)

Top Skills

Team Leadership
Negotiation
Account Management

Chris Lennert

Chief Operating Officer
Longmont, Colorado, United States

Summary

Results-driven senior executive with a proven ability to scale operations and lead teams to drive brand growth. Known for strategic vision, fostering transparent communication, and creating a culture of accountability and continuous improvement.

Experience

Left Hand Brewing Company
20 years

Chief Operating Officer
April 2015 - Present (10 years 5 months)

> Oversee strategic planning and day-to-day execution with a team of 7 direct reports guiding 85 FTEs with a $20M Annual Operating Budget across all departments (Accounting/Admin/IT, People & Benefits, Brewing/Cellar, Logistics, Engineering/Project Management, Maintenance, Marketing, Packaging, Sales, Supply Chain, and 3 hospitality locations).
> Restructured the organization after 10 years of double digit growth ->created a transparent, #oneteam culture empowering the staff to defend the company against a rapidly changing, competitive landscape.
> Design/implementation of organizational efficiency and Continuous Improvement tools that manage expectations, maintain accountability, and increase communication: 59 unique job descriptions, 8 departmental Certification Training Plans (including over 500 SOPs), manager trainings, Grain-to-Glass new employee onboarding, monthly Department Manager meetings, and the creation of the ALE Center (Accountability + Leadership + Effectiveness).
> Instrumental in key initiatives for additional revenue streams -> the company's first volumetric canning line (today representing over 30% of volume), contract brewing, distributor assignment buy-out clauses, and a satellite locations.
> Acting as the International Sales Manager, working and traveling with importers in 12 different countries throughout Europe and Asia.

VP of Operations
January 2006 - March 2015 (9 years 3 months)

> Successfully developed/mentored several departments (Sales, Marketing, Tasting Room, Shipping/Receiving, IT, Accounting/Admin/Human Resources) ->grew overall staff by 20 with a manager retention rate of over 90%.
> Assembled/led regional sales teams ->8 straight years of above industry average growth, with CAGRs of 25% on gross revenue and 23% on volume.
> Instrumental in the successful re-branding of the brewery's image from venerable to vogue, collaborating on creative assets with an outside agency.
> Designed/implemented distributor partner Annual Business Plans, sales force reporting tools, and annual sales meetings ->created a competitive advantage in the marketplace.
> Developed/implemented several key processes to the organization, including annual performance reviews, hiring & firing procedures, personality testing, annual IT plans, employee education programs, manager budgetary reporting/ forecasting mechanisms, and Mission/Vision/Core Value employee surveys.

Director of Sales & Marketing
September 2005 - December 2006 (1 year 4 months)

> Traveled extensively, building relationships with existing distributor partners and accounts, as well as opening new markets -> 31% increase in gross revenue and 29.6% increase in barrel volume.
> Successfully led a transition from Indian Peaks Distribution Company to C.R. Goodman Companies.
> Hired, managed, and guided the Colorado sales force.
> Designed/implemented comprehensive marketing and point-of-sale programs for distributors and accounts.
> Directed an outside team of web developers to design brewery's new consumer and distributor websites.
> Employee of the Year 2006.

Present CBD-infused Sparkling Water
General Manager
April 2019 - Present (6 years 5 months)
Longmont, Colorado, United States

> A start-up joint venture in a start-up industry between Left Hand Brewing Company and One Farm by WAAYB.

> Created a company within a company, overseeing all aspects of start-up: product development, P&L creation, costing/pricing, branding development, and staffing.

> Navigated the myriad of ever changing regulations, compliance, and testing concerns within a nascent industry.

> Within 18 months, successfully opened 5 markets: Colorado, Ohio, Pennsylvania, Oregon, and Montana.

GoLite

Vice President / North American Sales Director
February 2001 - August 2005 (4 years 7 months)

The brand that started the lightweight revolution in the outdoor industry.

Vice President, January 2004 – August 2005

> Instrumental in the overall strategy and direction of the brand ->overseeing a 4-year growth rate of 127% from 2001 through 2004.

> Restructured critical operational elements within the international distributorship model -> realizing double digit sales increases, as well as adding key strategic partners in major global markets.

> Worked extensively with internal & external marketing teams on all phases of the brand marketing strategy.

> Collaborated closely with the Design & Development department on product initiatives within the outdoor, run, cycle, and military distribution channels.

North American Sales Director, February 2001 – December 2003

> Designed/implemented programs and operational processes that shifted the company's sales from 90% direct to 90% B2B in a period of two years.

> Assembled and trained a high quality independent sales force -> increased retailer base from 50 to over 600.

> Developed and implemented several key processes to the organization, including sales forecasting, bi-annual sales meetings, competitive analysis and pricing models -> led to more fiscal responsibility and competitiveness in the marketplace.

> Conceived/implemented sales and marketing strategies to the U.S. military, primarily Special Forces.

> Guided and mentored the Customer Service department.

Kelty Pack

Brand Manager, Kelty K.I.D.S.
1998 - 2001 (3 years)

One of the pioneering brands that gave birth to the outdoor industry.

> Instrumental in the overall direction of the brand ->led to the domination of the child carrier market with close to 90% market share.

> Designed/implemented sales programs, developed strategies and optimized sales through the management of an independent national sales force -> double digit increases in sales in 1999 and 2000.

> Developed/directed a contracted team of designers to design a new product initiative, a line of jogging strollers, that quickly became one of the company's, and the industry's, best-selling products.

> Awarded United States Patent # 6,318,608 (Co-Inventor) – Five-point harness system

> Spearheaded the creation of two separate brands, Kelty K-9 and C.U.B.B.S., creating additional sales channels for the company.

BI-LO, LLC
Category Merchandiser
1997 - 1998 (1 year)

U.S. subsidiary of Royal Ahold (5,050 grocery locations worldwide.

> Supported the development/implementation of category business plans within assigned categories.

> Accountable for targeted objectives for sales, market share, profitability, inventory turns, and service levels for 265 stores, overseeing $225 million in sales, with a 24.8% market share.

> Double digit percentage increases in both sales and profit dollars in 1997 and 1998.

Education

College of Charleston
BS, Business Administration/Marketing · (1990 - 1994)